December 17, 2008

Mr. Robert J. Enck
President and Chief Executive Officer
The Frontier Fund
c/o Equinox Fund Management, LLC
1660 Lincoln Street, Suite 100
Denver, CO 80264

>   **Re:**   **The Frontier Fund**
>   **Post-effective Amendment No. 3 to Form S-1**
>   **Filed November 28, 2008**
>   **File No. 333-140240**
>
>   **Registration Statement on Form S-1**
>   **Filed December 1, 2008**
>   **File No. 333-155800**

Dear Mr. Enck:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you my have about our comments or any aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2007 and have issued a number of comments regarding that review. Please confirm that you will amend the Form S-1 and the post-effective amendment as appropriate to reflect your responses to our comments on the Form

> 10-K. In addition, please note that we will not be in a position to declare your filings effective until we have resolved all comments on the Form 10-K.

Registration Statement on Form S-1

2.   We note that during the continuous offering period, investors will have the right to exchange their initially purchased units for units of another series after trading commences. Please confirm to us that you will maintain at all times during which such rights are exercisable an effective Securities Act registration statement covering such numbers of units of each series as you reasonably estimate from time to time may be issuable upon exercise of those rights or tell us how you intend to effect such additional purchases and exchanges in compliance with the registration requirements of the Securities Act.

Post-effective Amendment No. 3 to Form S-1

Item 15. Recent Sales of Unregistered Securities, page 1

3.   We note that your disclosure includes the exchange of units of one series for units of another series. In connection with our review of your IPO registration statement, you confirmed that inter-series transactions would be registered transactions. (See response to comment 3 of your letter to the Commission dated November 13, 2003.) Please provide an analysis as to why these inter-series exchange transactions should now be considered exempt transactions.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3785 with any questions you may have on these comments.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael F. Griffin, Esq.
       Arnold & Porter LLP
       Via facsimile (212) 715-1399